Mail Stop 4-6

May 16, 2005

Mr. Jerome R. Mahoney
Chairman of the Board
SpeechSwitch, Inc.
750 Highway 34
Matawan, New Jersey 07747

Re:	SpeechSwitch, Inc.
	Amendment No. 2 to Registration Statement on Form SB-2
	File No. 333-120507

Dear Mr. Mahoney:

      We have reviewed your amended filing and have the following comments.

General

1. We note your response to our prior comment no. 23. Please file an amended facing page to your registration statement to register your additional shares. In addition, we note that the first paragraph of the front cover and disclosure elsewhere in your prospectus states that up to 10,000,000 shares will be distributed. Please reconcile or otherwise explain why your disclosure is sufficient. We further note your 100,000-for-one stock split as discussed on page 4. Please explain how your stock split is related to the additional shares registered. Please also advise whether you plan to provide the distribution ratio prior to effectiveness as well as why more specific numbers cannot be obtained once you have obtained the holders` list.

2. In light of the termination of your equity line of credit and your convertible debentures, please advise us of your intent with respect to your registration statement on Form SB-2, File No. 333-120610.

Potential Dilution Due to Conversion at Below Market Price

3. It appears that intangible assets of approximately $14,400 should be deducted in calculating net tangible book value at December 31, 2004. Please advise or revise.

Risk Factors

SpeechSwitch has in the past and may in the future sell..., pp.
14-15

4. We note your revised risk factor and your statement that as of the date of your registration statement, you have no outstanding convertible debentures. Immediately following your statement, you disclose your $190,000 promissory note which is convertible to Class
A common stock. You further discuss your existing convertible obligations. Please clarify your disclosure.

SpeechSwitch may depend on distribution by resellers..., p. 19

5. We note your response to our prior comment no. 7. Please disclose the identities of the four customers that comprised 51 percent of your 2004 revenue as well as the portion of your 2004 revenue that each customer represented. Please clarify whether such customers are distributors or resellers and advise us why you do not foresee any future revenues with respect to these customers.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations for the Year Ended December 31, 2004 as
Compared with the Year Ended December 31, 2003, pp. 31-32

6. Please elaborate on your disclosure regarding the $514,157 of interest and financing costs. You state that such amount resulted primarily from debt conversion discounts on the issuance of the $800,000 in secured convertible debentures. However, as disclosed elsewhere in your prospectus, fees with respect to the debentures were 10% of the principal amount or $80,000. Please elaborate on the debt conversion discounts. We further note that a significant portion of iVoice`s interest expense was allocated to you "as a result of the funding for the loss from operations." Please quantify the allocated amount and further explain your statement.

Liquidity and Capital Resources, pp. 31-35

7. We note that Mr. Mahoney may be paid in shares of Class B common stock on a $1 per share basis. Please advise us on the basis for and enforceability of this arrangement particularly in light of its absence from the amendment to Mr. Mahoney`s employment agreement.

SpeechSwitch`s Management

Employment Agreements, pp. 45-46

8. You state that Mr. Mahoney "would be required to recuse himself" from any discussions or vote regarding any potential termination of him. If Mr. Mahoney exercises the discretion over this recusal, please disclose this and state the effect of any such failure to recuse himself.

Federal Income Tax Consequences of the Distribution

9. Please consider including an example of the possible tax consequences to assist in your disclosure.

Changes in Accountants

10. Item 304(a)(1)(iv)(A) of Regulation S-B requires you to disclose whether during the registrant`s two most recent fiscal years and any subsequent interim period through the date of dismissal whether there were any disagreements, resolved or not, with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. Please revise in this section on page 60 of the text.

11. Please file a currently dated letter from your former accountants stating whether they agree with your Item 304 disclosures, or the extent to which they do not agree. Refer to Item 304(a)(3) of Regulation S-B. The letter should be filed as Exhibit 16 in the amended registration statement. Please revise.


*              *              *              *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Maureen Bauer at (202) 942-1824, or Tia
Jenkins
at (202) 942-1902, if you have questions or comments on the
financial
statements and related matters.  Please contact Daniel Lee at
(202)
942-1871 with any other questions. If you need further assistance, you may contact me at (202) 942-1818 or Barbara Jacobs, Assistant Director, at or (202) 942-1800.

	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal

cc:	Via Facsimile
	Scott Rosenblum, Esq.
	Kramer Levin Naftalis & Frankel LLP
	919 Third Avenue
	New York, New York 10022
	Telephone: (212) 715-9100
	Facsimile:  (212) 715-8000